UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Red Robin Gourmet Burgers, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

75689M101

(CUSIP Number)

JAMES C. PAPPAS JCP INVESTMENT MANAGEMENT, LLC 1177 West Loop South, Suite 1320 Houston, TX 77027 (713) 333-5540	CHRISTOPHER MARTIN JUMANA CAPITAL INVESTMENTS LLC 1717 St. James Place, Suite 335 Houston, Texas 77056 (281) 915-2704

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 3, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		776,564
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

776,564
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

776,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		776,564
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

776,564
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

776,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		776,564
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

776,564
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

776,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,860,668
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,860,668
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,860,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%
14	TYPE OF REPORTING PERSON

OO, IA

5

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

James C. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,860,668
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,860,668
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,860,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

Jumana Capital Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,614,906
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,614,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,614,906
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

Christopher Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,614,906
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,614,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,614,906
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 75689M101

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by JCP Partnership and held in the JCP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 776,564 Shares owned directly by JCP Partnership is approximately $3,687,481, including brokerage commissions. The aggregate purchase price of the 1,084,104 Shares held in the JCP Accounts is approximately $5,426,197, including brokerage commissions.

The Shares purchased by Jumana Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,614,906 Shares directly owned by Jumana Capital is approximately $8,099,300, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Cooperation Agreement

On December 3, 2024, the Reporting Persons and the Issuer entered into a cooperation agreement (the “Cooperation Agreement”). Pursuant to the Cooperation Agreement, the Issuer agreed, among other things, to immediately appoint James C. Pappas and Christopher Martin (together, the “New Directors,” and each a “New Director”) to the board of directors of the Issuer (the “Board”) and increase the size of the Board to 10 directors, to accommodate the appointment of the New Directors. Each of the New Directors will be nominated by the Board to stand for election at each annual meeting of stockholders held during the Cooperation Period (as defined below) to the extent that the Reporting Persons continue to satisfy the Minimum Ownership Threshold (as defined in the Cooperation Agreement), and the Issuer has agreed that, until the expiration of the Cooperation Period, the size of the Board will not exceed 10 directors without the prior written consent of the Reporting Persons. The Issuer also agreed to appoint the New Directors to the Finance Committee of the Board (the “Finance Committee”) as soon as reasonably practicable following their appointment to the Board. Following the appointment of the New Directors to the Finance Committee until the expiration of the Cooperation Period, the size of the Finance Committee will be no greater than five members, without the prior written consent of the Reporting Persons.

Pursuant to the Cooperation Agreement, the Reporting Persons have agreed to abide by certain standstill restrictions and voting commitments, subject to certain limited exceptions, from the date of the Cooperation Agreement until the earlier of (1) the date that is 30 calendar days prior to the advance notice deadline set forth in the Issuer’s Bylaws for the stockholder nomination of non-proxy access director candidates for election to the Board at the Issuer’s Annual Meeting of Stockholders during the Issuer’s fiscal year 2026 (the “2026 Annual Meeting”) and (2) 120 calendar days prior to the first anniversary of the Issuer’s Annual Meeting of Stockholders during the Issuer’s fiscal year 2025 (the “2025 Annual Meeting”) (collectively, the “2026 Advance Notice Window”) (such period, the “Cooperation Period”); provided, however, that the conclusion of the Cooperation Period shall be extended and delayed until the date that is the earlier of (x) 30 calendar days prior to the advance notice deadline set forth in the Bylaws for the stockholder nomination of non-proxy access director candidates for election to the Board at the Issuer’s Annual Meeting of Stockholders during the Issuer’s fiscal year 2027 and (y) 120 calendar days prior to the first anniversary of the 2026 Annual Meeting if (A) the Issuer determines to and irrevocably offers to re-nominate the New Directors for election at the 2026 Annual Meeting, provided that the Issuer notifies the New Directors in writing at least 15 calendar days prior to the opening of the 2026 Advance Notice Window of such determination and offers to irrevocably re-nominate the New Directors for election at the 2026 Annual Meeting and (B) the New Directors agree to such nomination within 15 calendar days of receipt of such notice. During the Cooperation Period, the Reporting Persons further agreed not to acquire beneficial ownership of, or a Net Long Position (as defined in the Cooperation Agreement) in, more than 20% of the outstanding Shares, subject to certain limited exceptions for awards or grants from the Issuer.

9

CUSIP No. 75689M101

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Purchase Agreement

Also on December 3, 2024, JCP Partnership, JCP Management (on behalf of the JCP Accounts) and Jumana Capital (collectively, the “Equity Investors”) entered into an equity purchase agreement (the “Purchase Agreement”) with the Issuer. Pursuant to the Purchase Agreement, the Issuer agreed to issue and sell to the Equity Investors in a private placement (the “Private Placement”) an aggregate of 1,600,909 Shares at a purchase price of $5.19 per Share. The Purchase Agreement contains customary representations, warranties and agreements by the Issuer and the Equity Investors, indemnification obligations of the Issuer and the Equity Investors, including for liabilities under the Securities Act of 1933, as amended, and other obligations of the parties. In addition, the Purchase Agreement provides certain customary registration rights, pursuant to which the Issuer has agreed to use commercially reasonable efforts to file a registration statement with the Securities and Exchange Commission (the “SEC”) covering the resale by the Equity Investors of their Shares acquired pursuant to the Purchase Agreement within 45 days following the closing of the Private Placement.

Under the terms of the Purchase Agreement, the Board has exempted the Purchase Agreement, the Cooperation Agreement and the transactions contemplated thereby from the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”); provided, however, that the Equity Investors have agreed that, immediately upon the Equity Investors (together with their respective affiliates) acquiring beneficial ownership, or becoming the beneficial owner, of 21.0% or more of the outstanding Shares without prior Board approval, (A) the Equity Investors (together with their respective affiliates, as applicable) will be considered an “interested stockholder” of the Issuer as defined in Section 203 of the DGCL (but, for this purpose, replacing 15% in such definition with 21.0%) as if the exemption from Section 203 of the DGCL had not been granted and (B) the Issuer shall be subject to the restrictions on any business combination (as defined in Section 203 of the DGCL) with the Equity Investors (together with their respective affiliates, as applicable) as an “interested stockholder” enumerated in Section 203 of the DGCL for a period of three years following such time the Investors (together with their respective affiliates) came to beneficially own 21.0% or more of the outstanding Shares (it being understood and agreed that certain awards and grants from the Issuer are excluded from such calculation).

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Purchase Agreement, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

10

CUSIP No. 75689M101

The aggregate percentage of Shares reported owned by each person named herein is based upon 17,378,048 Shares outstanding as of December 3, 2024, consisting of 15,786,139 Shares outstanding as of November 29, 2024 as represented by the Issuer under the Purchase Agreement, plus the 1,600,909 Shares issued pursuant to the Purchase Agreement.

A.	JCP Partnership
(a)	As of the date hereof, JCP Partnership beneficially owned 776,564 Shares.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 776,564
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 776,564

B.	JCP Partners
(a)	JCP Partners, as the general partner of JCP Partnership, may be deemed the beneficial owner of the 776,564 Shares owned by JCP Partnership.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 776,564
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 776,564

C.	JCP Holdings
(a)	JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the 776,564 Shares owned by JCP Partnership.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 776,564
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 776,564

D.	JCP Management
(a)	As of the date hereof, 1,084,104 Shares were held in the JCP Accounts. JCP Management, as the investment manager of JCP Partnership and the JCP Accounts, may be deemed the beneficial owner of the (i) 776,564 Shares owned by JCP Partnership and (ii) 1,084,104 Shares held in the JCP Accounts.

Percentage: Approximately 10.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,860,668
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,860,668

11

CUSIP No. 75689M101

E.	Mr. Pappas
(a)	Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the (i) 776,564 Shares owned by JCP Partnership and (ii) 1,084,104 Shares held in the JCP Accounts.

Percentage: Approximately 10.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,860,668
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,860,668

F.	Jumana Capital
(a)	As of the date hereof, Jumana Capital beneficially owned 1,614,906 Shares.

Percentage: 9.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,614,906
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,614,906

G.	Mr. Martin
(a)	Mr. Martin, as the Manager of Jumana Capital, may be deemed the beneficial owner of the 1,614,906 Shares owned by Jumana Capital.

Percentage: 9.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,614,906
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,614,906

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed to beneficially own the 3,475,574 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 20.0% of the outstanding Shares. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

12

CUSIP No. 75689M101

(c)	The transactions in the securities of the Issuer by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference. All of such transactions, other than the Shares acquired pursuant to the Purchase Agreement, were effected in the open market.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The disclosure with respect to the Cooperation Agreement set forth in Item 4 above is incorporated herein by reference.

The disclosure with respect to the Private Placement set forth in Item 4 above, including the description of the Purchase Agreement, is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Form of Cooperation Agreement (incorporated by reference to Ex. 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 3, 2024).
99.2	Form of Purchase Agreement (incorporated by reference to Ex. 10.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 3, 2024).

13

CUSIP No. 75689M101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2024

JCP Investment Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Investment Partners, LP

By:	JCP Investment Holdings, LLC General Partner

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Holdings, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Management, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

/s/ James C. Pappas
James C. Pappas

14

CUSIP No. 75689M101

Jumana Capital Investments LLC

By:	/s/ Christopher Martin
	Name:	Christopher Martin
	Title:	Manager

/s/ Christopher Martin
Christopher Martin

15

CUSIP No. 75689M101

SCHEDULE A

Transactions in Securities of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

JCP INVESTMENT PARTNERSHIP, LP

Purchase of Common Stock	153	5.9900	11/05/2024
Purchase of Common Stock	26,477	5.1834	11/07/2024
Purchase of Common Stock[1]	207,549	5.1900	12/03/2024

JCP INVESTMENT MANAGEMENT, LLC
(Through the JCP Accounts)

Purchase of Common Stock	97	5.9900	11/05/2024
Purchase of Common Stock	18,523	5.1834	11/07/2024
Purchase of Common Stock[1]	592,906	5.1900	12/03/2024

JUMANA CAPITAL INVESTMENTS LLC

Purchase of Common Stock	250	5.9900	11/05/2024
Purchase of Common Stock	45,000	5.1834	11/07/2024
Purchase of Common Stock[1]	800,454	5.1900	12/03/2024

1 Purchased pursuant to the Private Placement, as described in Item 4 above.